UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD July 1, 2001 to September 30, 2001 PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period July 1, 2001 through September 30, 2001.



                                3rd QUARTER 2001
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                         SWEPCO               PSO                 CPL                 TOTAL
            JULY                           449                  0                   9                   458
            AUGUST                         579                  6                   8                   593
            SEPTEMBER                      186                278                   4                   468
                               ---------------------------------------------------------------------------------

            TOTAL                        1,214                284                  21                 1,519
                                   =================================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                               SWEPCO               PSO                 CPL                 TOTAL
      DIRECT LABOR -
            JULY                       $37,495.07          $1,232.59          $4,182.66            $42,910.32
            AUGUST                      46,721.79              85.07             347.22             47,154.08
            SEPTEMBER                   45,837.30          13,117.23             329.28             59,283.81
                                   ---------------------------------------------------------------------------------
            TOTAL                     $130,054.16         $14,434.89          $4,859.16           $149,348.21
                                   =================================================================================

      DIRECT MATERIAL -
            JULY                      $149,688.02              $0.00          $8,768.31           $158,456.33
            AUGUST                     181,745.19           1,707.72                 -             183,452.91
            SEPTEMBER                  108,652.11          33,777.77           1,049.64            143,479.52
                                   ---------------------------------------------------------------------------------
            TOTAL                     $440,085.32         $35,485.49          $9,817.95           $485,388.76
                                   =================================================================================

      OTHER DIRECT EXPENSES -
            JULY                       $66,515.98         $27,034.52          $5,862.94            $99,413.43
            AUGUST                      (1,991.52)         12,619.49          15,833.57             26,461.54
            SEPTEMBER                  (27,885.43)         15,961.17          16,948.20              5,023.95
                                   ---------------------------------------------------------------------------------
            TOTAL                      $36,639.03         $55,615.18         $38,644.71           $130,898.92
                                   =================================================================================

      INDIRECT EXPENSES SHARED ON
      COST RATIO
            JULY                       $89,547.77          $2,943.74          $9,989.26           $102,480.77
            AUGUST                      97,458.27             177.45             724.28             98,360.00
            SEPTEMBER                  103,333.14          29,570.78             742.31            133,646.23
                                   ---------------------------------------------------------------------------------
            TOTAL                     $290,339.19         $32,691.97         $11,455.84           $334,487.00
                                   =================================================================================

      TOTAL EXPENDITURES
            JULY                       343,246.84         $31,210.85         $28,803.16           $403,260.85
            AUGUST                     323,933.73          14,589.73          16,905.06            355,428.53
            SEPTEMBER                  229,937.12          92,426.95          19,069.43            341,433.51
                                   ---------------------------------------------------------------------------------
            TOTAL                     $897,117.70        $138,227.53         $64,777.66         $1,100,122.89
                                   =================================================================================


C. COMPUTATION OF COST RATIO             SWEPCO               PSO                 CPL                 TOTAL
                                         ------               ---                 ---                 -----
      JULY 2001
            DIRECT LABOR               $37,495.07          $1,232.59          $4,182.66            $42,910.32
            COST RATIO                      87.38%             02.87%             09.75%               100.00%

      AUGUST 2001
            DIRECT LABOR               $46,721.79             $85.07            $347.22            $47,154.08
            COST RATIO                      99.08%             00.18%             00.74%               100.00%

      SEPTEMBER 2001
            DIRECT LABOR               $45,837.30         $13,117.23            $329.28            $59,283.81
            COST RATIO                      77.32%             22.13%             00.56%               100.00%


D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 14th day of November, 2001.


                              SOUTHWESTERN ELECTRIC POWER COMPANY


                              By    /s/ Armando Pena
                              -----------------------------------
                                        Armando Pena
                                        Treasurer

                               INDEX TO EXHIBITS




    Exhibit                                                      Transmission
    Number                     Exhibit                              Method


      1       July 2001 statement furnished by SWEPCO to           Electronic
              PSO and CPL detailing PSO and CPL's rail car charges

      2       August 2001 statement furnished by SWEPCO to         Electronic
              PSO and CPL detailing PSO and CPL's rail car charges

      3       September 2001 statement furnished by SWEPCO to      Electronic
              PSO and CPL detailing PSO and CPL's rail car charges


                            CENTRAL AND SOUTH WEST SERVICES, INC                                 Exhibit 1
                               P.O. BOX 21928 TULSA, OKLAHOMA                                   Page 1 of 4
                             TELEPHONE NUMBER (918) 594 - 2000

                 STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                    AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

  July 2001

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO             449         PSO      0     CPL             9

B.  AMOUNT OF EXPENDITURES:                                                                  SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:

PR4001  Direct Material to SWEPCO Coal Cars                                                         $149,688.02
PR4018  Stores Salvage - SWEPCO                                                                      (23,973.32)
PR4101  Direct Labor to SWEPCO Coal Cars                                                              25,191.72
PR4101  Charges Other than Direct Labor                                                                    0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                        12,303.35
PR4104  Charges Other than Direct Labor                                                                    0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                                0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                      0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                              12,086.89
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                              2,854.34
PR4238  Depreciation Expense - SWEPCO                                                                      0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                             0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                       74,147.67
PR4272  Switching Fees - SWEPCO                                                                        1,400.40
PR4277  Repainting Coal Cars - SWEPCO                                                                      0.00

                 Total 100% SWEPCO Costs                                                            $253,699.07


COSTS ASSIGNED 100% TO CPL:                                                                  CPL

PR4003  Direct Material to CPL Coal Cars                                                              $8,768.31
PR4014  Inventory Carrying Charges - CPL                                                               1,150.83
PR4021  Stores Salvage - CPL                                                                          (5,584.84)
PR4105  Direct Labor to CPL Coal Cars                                                                  2,274.25
PR4105  Charges Other than Direct Labor                                                                    0.00
PR4106  Direct Labor to Rework CPL Material                                                            1,908.41
PR4106  Charges Other than Direct Labor                                                                    0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                         0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                                  1,348.35
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                                   318.41
PR4240  Depreciation Expense - CPL                                                                         0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                           7,546.10
PR4274  Switching Fees - CPL                                                                           1,084.09
PR4279  Repainting Coal Cars - CPL                                                                         0.00

                 Total 100% CPL Costs                                                                $18,813.91



                                                                                                 Exhibit 1
                                                                                                Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                                  PSO
PR4002  Direct Material to PSO Coal Cars                                                                  $0.00
PR4015  Inventory Carrying Charges - PSO                                                               1,787.00
PR4019  Stores Salvage - PSO                                                                          18,185.63
PR4102  Direct Labor to PSO Coal Cars                                                                      0.00
PR4102  Charges Other than Direct Labor                                                                    0.00
PR4103  Direct Labor to Rework PSO Material                                                            1,232.59
PR4103  Charges Other than Direct Labor                                                                    0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                         0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                    397.32
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                    93.83
PR4239  Depreciation Expense - PSO                                                                         0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                           6,570.74
PR4273  Switching Fees - PSO                                                                               0.00
PR4278  Repainting Coal Cars - PSO                                                                         0.00

                Total 100% PSO Costs                                                                 $28,267.11


                                                                                                 Exhibit 1
                                                                                                Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                  SHARED

PR4010  Shop Material                                                                                 $3,328.03
PR4011  Small Tools                                                                                      $52.18
PR4012  Facility Maintenance - Material                                                               $4,774.05
PR4013  Sale of Scrap (Cr.)                                                                               $0.00
PR4016  Switch Engine Operation and Maintenance                                                       $1,551.19
PR4017  Equipment Operation and Maintenance                                                           $4,672.51
PR4020  Stores Salvage - Joint                                                                            $0.00
PR4110  Supervision                                                                                  $14,329.99
PR4111  Clerical                                                                                      $3,833.22
PR4112  Training and Safety                                                                           $2,256.86
PR4113  General Shop Labor                                                                            $2,933.53
PR4114  Facility Maintenance - Labor                                                                  $5,377.11
PR4116  Switch Engine Operation and Maintenance                                                       $7,380.39
PR4201  Ad Valorem Taxes - Facility                                                                       $0.00
PR4108  Labor - Other                                                                                   $548.11
PR4210  Employee Activities                                                                             $569.73
PR4206  Data Process Charges                                                                            $574.40
PR4207  General Office Overhead                                                                         $583.05
PR4211  Employee Expenses                                                                             $1,451.75
PR4212  Employee Fringe Benefits                                                                     $11,897.24
PR4215  Employee Sick Benefits                                                                            $0.00
PR4220  Injuries and Damages                                                                              $0.00
PR4221  Insurance - Liability and Property                                                            $1,570.56
PR4225  Maintenance of Facilities (Contracted)                                                        $1,840.00
PR4226  Office Supplies and Expenses                                                                    $480.13
PR4232  Payroll Taxes (FICA & UC) - Other                                                             $2,792.44
PR4233  Special Services                                                                                  $0.00
PR4234  Utilities - Heat, Light, Power and Water                                                      $5,345.78
PR4235  Utilities - Telephone                                                                           $802.67
PR4236  Vehicle Expense                                                                                 $108.43
PR4237  Depreciation Expense                                                                              $0.00
PR4250  Miscellaneous                                                                                    $20.50
PR4262  Lease - Basic - All Except Coal Cars                                                              $0.00
PR4264  Lease - Supplemental Expenses - Facility                                                          $0.00
PR4004  Material Direct to Outside Coal Cars                                                         $17,529.53
PR4022  Stores Salvage - Outside Cars                                                                 $5,877.39

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                         $102,480.77

              SWEPCO                               87.38%                                            $89,547.77

              CPL                                   9.75%                                             $9,989.26

              PSO                                   2.87%                                             $2,943.74




                                                                                                 Exhibit 1
                                                                                                Page 4 of 4

              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                                  0.00


                          TOTAL COSTS FOR THE MONTH
                       SWEPCO                                                                       $343,246.84

                       CPL                                                                           $28,803.16

                       PSO                                                                           $31,210.85




C. COMPUTATION OF COST RATIO:




101, 104      Direct Labor SWEPCO         $37,495.07          87.38% %   SWEPCO

105, 106      Direct Labor CPL              4,182.66           9.75% %   CPL

102, 103      Direct Labor PSO              1,232.59           2.87% %   PSO

              Total Direct Labor          $42,910.32         100.00  %   Total





                          CENTRAL AND SOUTH WEST SERVICES, INC                                Exhibit 2
                             P.O. BOX 21928 TULSA, OKLAHOMA                                  Page 1 of 4
                            TELEPHONE NUMBER (918) 594 - 2000

                  STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                    AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

 August 2001

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO             579         PSO      6     CPL                    8

B.  AMOUNT OF EXPENDITURES:                                                               SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:
PR4001  Direct Material to SWEPCO Coal Cars                                                      $181,745.19
PR4018  Stores Salvage - SWEPCO                                                                   (63,094.34)
PR4101  Direct Labor to SWEPCO Coal Cars                                                           31,072.30
PR4101  Charges Other than Direct Labor                                                                 0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                     15,649.49
PR4104  Charges Other than Direct Labor                                                                 0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                             0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                   0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                           14,244.33
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                           3,584.57
PR4238  Depreciation Expense - SWEPCO                                                                   0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                          0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                    36,792.45
PR4272  Switching Fees - SWEPCO                                                                     6,481.47
PR4277  Repainting Coal Cars - SWEPCO                                                                   0.00

                 Total 100% SWEPCO Costs                                                         $226,475.46


COSTS ASSIGNED 100% TO CPL:                                                               CPL

PR4003  Direct Material to CPL Coal Cars                                                               $0.00
PR4014  Inventory Carrying Charges - CPL                                                            1,151.70
PR4021  Stores Salvage - CPL                                                                        8,740.52
PR4105  Direct Labor to CPL Coal Cars                                                                   0.00
PR4105  Charges Other than Direct Labor                                                                 0.00
PR4106  Direct Labor to Rework CPL Material                                                           347.22
PR4106  Charges Other than Direct Labor                                                                 0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                      0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                                 111.93
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                                 26.43
PR4240  Depreciation Expense - CPL                                                                      0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                        4,718.90
PR4274  Switching Fees - CPL                                                                        1,084.09
PR4279  Repainting Coal Cars - CPL                                                                      0.00

                 Total 100% CPL Costs                                                             $16,180.79




                                                                                              Exhibit 2
                                                                                             Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                               PSO
PR4002  Direct Material to PSO Coal Cars                                                           $1,707.72
PR4015  Inventory Carrying Charges - PSO                                                            1,788.35
PR4019  Stores Salvage - PSO                                                                        3,345.54
PR4102  Direct Labor to PSO Coal Cars                                                                  40.42
PR4102  Charges Other than Direct Labor                                                                 0.00
PR4103  Direct Labor to Rework PSO Material                                                            44.65
PR4103  Charges Other than Direct Labor                                                                 0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                      0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                  27.46
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                  6.47
PR4239  Depreciation Expense - PSO                                                                      0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                        7,451.67
PR4273  Switching Fees - PSO                                                                            0.00
PR4278  Repainting Coal Cars - PSO                                                                      0.00

                Total 100% PSO Costs                                                              $14,412.28


                                                                                              Exhibit 2
                                                                                             Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                               SHARED
PR4010  Shop Material                                                                               4,677.28
PR4011  Small Tools                                                                                   773.75
PR4012  Facility Maintenance - Material                                                               999.40
PR4013  Sale of Scrap (Cr.)                                                                             0.00
PR4016  Switch Engine Operation and Maintenance                                                     3,609.46
PR4017  Equipment Operation and Maintenance                                                         2,805.97
PR4020  Stores Salvage - Joint                                                                          0.00
PR4110  Supervision                                                                                12,718.78
PR4111  Clerical                                                                                    4,388.66
PR4112  Training and Safety                                                                         1,532.66
PR4113  General Shop Labor                                                                          3,885.87
PR4114  Facility Maintenance - Labor                                                                8,541.00
PR4116  Switch Engine Operation and Maintenance                                                     7,124.21
PR4201  Ad Valorem Taxes - Facility                                                                20,817.84
PR4108  Labor - Other                                                                                 285.26
PR4210  Employee Activities                                                                            69.30
PR4206  Data Process Charges                                                                          574.40
PR4207  General Office Overhead                                                                       583.05
PR4211  Employee Expenses                                                                             395.55
PR4212  Employee Fringe Benefits                                                                   12,005.90
PR4215  Employee Sick Benefits                                                                          0.00
PR4220  Injuries and Damages                                                                            0.00
PR4221  Insurance - Liability and Property                                                           (567.36)
PR4225  Maintenance of Facilities (Contracted)                                                      1,840.00
PR4226  Office Supplies and Expenses                                                                  752.63
PR4232  Payroll Taxes (FICA & UC) - Other                                                           2,942.56
PR4203  Taxes - Other                                                                                 242.97
PR4234  Utilities - Heat, Light, Power and Water                                                    9,974.01
PR4235  Utilities - Telephone                                                                         672.55
PR4236  Vehicle Expense                                                                               196.48
PR4237  Depreciation Expense                                                                            0.00
PR4250  Miscellaneous                                                                                  70.92
PR4262  Lease - Basic - All Except Coal Cars                                                            0.00
PR4264  Lease - Supplemental Expenses - Facility                                                        0.00
PR4004  Material Direct to Outside Coal Cars                                                            0.00
PR4022  Stores Salvage - Outside Cars                                                              (3,553.10)
               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                       $98,360.00

              SWEPCO                               99.08%                                         $97,458.27

              CPL                                   0.74%                                            $724.28

              PSO                                   0.18%                                            $177.45


                                                                                              Exhibit 2
                                                                                             Page 4 of 4


              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                               0.00


                          TOTAL COSTS FOR THE MONTH
                       SWEPCO                                                                    $323,933.73

                       CPL                                                                        $16,905.06

                       PSO                                                                        $14,589.73


C. COMPUTATION OF COST RATIO:


101, 104      Direct Labor SWEPCO          $46,721.79       99.08% %   SWEPCO

105, 106      Direct Labor CPL                  85.07         0.00 %   CPL

102, 103      Direct Labor PSO                 347.22         0.01 %   PSO

              Total Direct Labor           $47,154.08         100  %   Total



                             CENTRAL AND SOUTH WEST SERVICES, INC                                   Exhibit 3
                                P.O. BOX 21928 TULSA, OKLAHOMA                                     Page 1 of 4
                               TELEPHONE NUMBER (918) 594 - 2000

                    STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                        AT ALLIANCE, NEBRASKA PER SWEPCO - CPL - PSO AGREEMENT

September 2001

A.  NUMBER OF RAIL CARS SERVICED

SWEPCO              186         PSO     278     CPL             4

B.  AMOUNT OF EXPENDITURES:                                                                     SWEPCO

COSTS ASSIGNED 100% TO SWEPCO:
PR4001  Direct Material to SWEPCO Coal Cars                                                            $108,652.11
PR4018  Stores Salvage - SWEPCO                                                                         (92,084.65)
PR4101  Direct Labor to SWEPCO Coal Cars                                                                 32,469.86
PR4101  Charges Other than Direct Labor                                                                       0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                           13,367.44
PR4104  Charges Other than Direct Labor                                                                       0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                                   0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                         0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                 15,941.84
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                                 3,645.74
PR4238  Depreciation Expense - SWEPCO                                                                         0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                                0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                          43,215.64
PR4272  Switching Fees - SWEPCO                                                                           1,396.00
PR4277  Repainting Coal Cars - SWEPCO                                                                         0.00

                 Total 100% SWEPCO Costs                                                               $126,603.98


COSTS ASSIGNED 100% TO CPL:                                                                     CPL

PR4003  Direct Material to CPL Coal Cars                                                                  1,049.64
PR4014  Inventory Carrying Charges - CPL                                                                  1,255.32
PR4021  Stores Salvage - CPL                                                                              7,786.98
PR4105  Direct Labor to CPL Coal Cars                                                                       279.68
PR4105  Charges Other than Direct Labor                                                                       0.00
PR4106  Direct Labor to Rework CPL Material                                                                  49.60
PR4106  Charges Other than Direct Labor                                                                       0.00
PR4216  Ad Valorem Taxes - Facility - Direct - CPL                                                            0.00
PR4217  Employee Fringe Benefits - Direct Labor - CPL                                                       116.39
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - CPL                                                       26.11
PR4240  Depreciation Expense - CPL                                                                            0.00
PR4269  Outside Maintenance of CPL Coal Cars                                                              7,763.40
PR4274  Switching Fees - CPL                                                                                  0.00
PR4279  Repainting Coal Cars - CPL                                                                            0.00

                 Total 100% CPL Costs                                                                   $18,327.12



                                                                                                    Exhibit 3
                                                                                                   Page 2 of 4

COSTS ASSIGNED 100% TO PSO:                                                                     PSO
PR4002  Direct Material to PSO Coal Cars                                                                $33,777.77
PR4015  Inventory Carrying Charges - PSO                                                                  1,951.55
PR4019  Stores Salvage - PSO                                                                             (8,811.29)
PR4102  Direct Labor to PSO Coal Cars                                                                    11,555.68
PR4102  Charges Other than Direct Labor                                                                       0.00
PR4103  Direct Labor to Rework PSO Material                                                               1,561.55
PR4103  Charges Other than Direct Labor                                                                       0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                            0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                     4,636.34
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                    1,040.82
PR4239  Depreciation Expense - PSO                                                                            0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                             17,143.75
PR4273  Switching Fees - PSO                                                                                  0.00
PR4278  Repainting Coal Cars - PSO                                                                            0.00

                Total 100% PSO Costs                                                                    $62,856.17



                                                                                                  Exhibit 3
                                                                                                 Page 3 of 4

COSTS TO BE SHARED {Ratio of Direct Labor}:                                                     SHARED

PR4010  Shop Material                                                                                    $2,448.77
PR4011  Small Tools                                                                                          99.59
PR4012  Facility Maintenance - Material                                                                   5,994.51
PR4013  Sale of Scrap (Cr.)                                                                                   0.00
PR4016  Switch Engine Operation and Maintenance                                                              45.00
PR4017  Equipment Operation and Maintenance                                                               4,271.22
PR4020  Stores Salvage - Joint                                                                                0.00
PR4110  Supervision                                                                                      20,028.34
PR4111  Clerical                                                                                          6,233.95
PR4112  Training and Safety                                                                               6,249.72
PR4113  General Shop Labor                                                                                5,475.42
PR4114  Facility Maintenance - Labor                                                                     24,952.37
PR4116  Switch Engine Operation and Maintenance                                                           8,737.14
PR4201  Ad Valorem Taxes - Facility                                                                           0.00
PR4108  Labor - Other                                                                                         0.00
PR4210  Employee Activities                                                                                   0.00
PR4206  Data Process Charges                                                                                574.40
PR4207  General Office Overhead                                                                             583.05
PR4211  Employee Expenses                                                                                     0.00
PR4212  Employee Fringe Benefits                                                                         25,209.43
PR4215  Employee Sick Benefits                                                                                0.00
PR4220  Injuries and Damages                                                                                  0.00
PR4221  Insurance - Liability and Property                                                                  507.40
PR4225  Maintenance of Facilities (Contracted)                                                            2,760.00
PR4226  Office Supplies and Expenses                                                                        702.06
PR4232  Payroll Taxes (FICA & UC) - Other                                                                 5,693.76
PR4203  Taxes - Other                                                                                         0.00
PR4234  Utilities - Heat, Light, Power and Water                                                            380.05
PR4235  Utilities - Telephone                                                                               563.82
PR4236  Vehicle Expense                                                                                      18.29
PR4237  Depreciation Expense                                                                                  0.00
PR4250  Miscellaneous                                                                                     3,079.93
PR4262  Lease - Basic - All Except Coal Cars                                                                  0.00
PR4264  Lease - Supplemental Expenses - Facility                                                              0.00
PR4004  Material Direct to Outside Coal Cars                                                             12,483.01
PR4022  Stores Salvage - Outside Cars                                                                    (3,445.00)

               Total Costs Shared on Cost Ratio
                  {see computation below} -                                                            $133,646.23

              SWEPCO                                 77.32%                                            $103,333.14

              CPL                                     0.56%                                                $742.31

              PSO                                    22.13%                                             $29,570.78




                                                                                                    Exhibit 3
                                                                                                   Page 4 of 4


              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}                                                     0.00


                        TOTAL COSTS FOR THE MONTH

                        SWEPCO                                                                         $229,937.12

                        CPL                                                                             $19,069.43

                        PSO                                                                             $92,426.95




C. COMPUTATION OF COST RATIO:




101, 104      Direct Labor SWEPCO      $45,837.30           77.32% %   SWEPCO

105, 106      Direct Labor CPL             329.28           22.13% %   CPL

102, 103      Direct Labor PSO          13,117.23            0.56% %   PSO

              Total Direct Labor       $59,283.81             100  %   Total